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               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                       PURSUANT TO 13d-2(b)

                        (Amendment No. 2) *



                       HAYWOOD BANCSHARES, INC.
        --------------------------------------------------
                        (Name of Issuer)


                         COMMON STOCK
        --------------------------------------------------
                  (Title of Class of Securities)


                         421334 10 3
                    --------------------
                       (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 12 pages
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CUSIP No. 421334 10 3             13G          Page 2 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Haywood Savings Bank, Inc., SSB Employee Stock Ownership
     Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     56-0257082

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of North Carolina

Number of shares beneficially owned by each reporting person with:

5.    SOLE VOTING POWER                 0

6.    SHARED VOTING POWER         147,749

7.    SOLE DISPOSITIVE POWER:           0

8.    SHARED DISPOSITIVE POWER:   147,749

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      147,749

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   11.8%

12.  TYPE OF REPORTING PERSON:   EP
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CUSIP No. 421334 10 3             13G          Page 3 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     C. Jeff Reece, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            12,000

6.   SHARED VOTING POWER         166,833

7.   SOLE DISPOSITIVE POWER:      12,000

8.   SHARED DISPOSITIVE POWER:   166,833

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     178,833

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   14.3%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 421334 10 3             13G          Page 4 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     C. Leon Turner

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                10

6.   SHARED VOTING POWER         130,833

7.   SOLE DISPOSITIVE POWER:          10

8.   SHARED DISPOSITIVE POWER:   130,833

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     130,843

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.5%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 421334 10 3             13G          Page 5 of 12 Pages

1.   NAME OF REPORTING PERSONS:

     Forrest Bryson

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            9,990

6.   SHARED VOTING POWER              0

7.   SOLE DISPOSITIVE POWER:      9,990

8.   SHARED DISPOSITIVE POWER:        0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      9,990

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   .8%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 421334 10 3             13G          Page 6 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Jack T. Nichols

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           21,304

6.   SHARED VOTING POWER              0

7.   SOLE DISPOSITIVE POWER:     21,304

8.   SHARED DISPOSITIVE POWER:        0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     21,304

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1.7%

12.  TYPE OF REPORTING PERSON:   IN

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CUSIP No. 421334 10 3             13G          Page 7 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Philip S. Dooly

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           1,700

6.   SHARED VOTING POWER         8,000

7.   SOLE DISPOSITIVE POWER:     1,700

8.   SHARED DISPOSITIVE POWER:   8,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     9,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   .8%

12.  TYPE OF REPORTING PERSON:  IN
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CUSIP No. 421334 10 3             13G          Page 8 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Michael Erwin

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER          11,645

6.   SHARED VOTING POWER         9,000

7.   SOLE DISPOSITIVE POWER:    11,645

8.   SHARED DISPOSITIVE POWER:   9,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                    20,645

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  1.7%

12.  TYPE OF REPORTING PERSON:   IN
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                              13G              Page 9 of 12 Pages

              Securities and Exchange Commission
                    Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Haywood Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           505 North Main Street
           Waynesville, North Carolina  28786

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Haywood Savings Bank, Inc., SSB Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as either ESOP Committee members or trustees of the trust established under the ESOP: C. Jeff Reece, Jr., C. Leon Turner, Forrest Bryson, Jack T. Nichols, Philip S. Dooly and Michael Erwin.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.
This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.
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                                  13G        Page 10 of 12 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                  13G        Page 11 of 12 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAYWOOD SAVINGS BANK, INC., SSB
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

     /s/ C. Jeff Reece, Jr.                January 30, 1998
     _____________________________         _________________
     C. Jeff Reece, Jr., as Trustee        Date


     /s/ C. Leon Turner                    February 1, 1998
     ______________________________        _________________
     C. Leon Turner, as Trustee            Date


/s/ Forrest Bryson                         January 29, 1998
___________________________________        _________________
Forrest Bryson, Plan Committee Member      Date

/s/ Jack T. Nichols                        January 30, 1998
____________________________________       _________________
Jack T. Nichols, Plan Committee            Date
Member

/s/ Philip S. Dooly                        January 29, 1998
____________________________________       _________________
Philip S. Dooly, Plan Committee Member     Date

/s/ Michael Erwin                          January 29, 1998
____________________________________       _________________
Michael Erwin, Plan Committee Member       Date
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                                  13G        Page 12 of 12 Pages


Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. The trustees share voting and dispositive powers with the ESOP Committee. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated shall be voted by the trustee as directed by the ESOP Committee. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP Committee. Overall, the trustees and the ESOP Committee must exercise their voting and dispositive powers with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.